Gordon ▪ Feinblatt
Rothman Hoffberger & Hollander, LLC

Andrew D. Bulgin 410.576.4280 Fax 410.576.4196 abulgin@gfrlaw.com	Attorneys at Law 233 East Redwood Street Baltimore, Maryland 21202-3332 410.576.4000 www.gfrlaw.com

August 4, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Clampitt, Senior Staff Attorney

Re:	Post-Effective Amendment No. 4 to Registration Statement on Form SB-2 on Form S-1/A (File No. 333-135330) KH Funding Company

Dear Sir/Madam:

On behalf of KH Funding Company (the “Company”), we hereby transmit for filing a Post-Effective Amendment No. 4 to a Registration Statement on Form SB-2 (File No. 333-135330) on Form S-1.

This letter also contains the responses of the Company to the staff’s comments communicated by letter dated June 6, 2008 (the “Comment Letter”) in respect of the Registration Statement. The responses to each of the 37 comments are set forth below.

Under separate cover, we have enclosed three courtesy copies of the Registration Statement, marked to show the additions and deletions, and one clean version of the Registration Statement. Please note that the Registration Statement also incorporates changes requested by the Maryland Division of Securities and not addressed in the Comment Letter.

We serve as special legal counsel to the Company and this letter contains responses by the Company. In preparing this letter, have relied upon factual information and statements of intention provided by its management.

Securities and Exchange Commission
August 4, 2008

Response to Comment 1:

The Registration Statement has been revised to include and reflect unaudited interim financial results for the quarter ended March 31, 2008.

Response to Comment 2:

As of March 31, 2008, the value of the collateral securing the Series 3 Notes was $47,783,255, which represents all of the assets of the Company as of that date of $50,722,509, less the value of real estate owned of $2,781,303 and prepaid expenses of $157,951. As of the same date, the balance due under the Series 3 Notes was $36,126,151.

Response to Comment 3:

As a general matter, the Company does not give preferential treatment to related parties, and no preferential treatment was given to this borrower. Rather, the Company treated this borrower in the same manner as it has historically treated unrelated borrowers in similar situations. Over the years, the Company has had other loans with unrelated borrowers which were in default where the Company chose to forbear collection. The Company considers numerous factors when deciding whether to call a loan or allow a defaulting borrower to continue working through his or her problems while a loan is in default, none of which is whether that borrower is a related party. The primary factors are the value of the collateral and the amount of the debt, and the plan of the defaulting borrower to repay the debt. In addition, the Company always considers the costs and burdens that would be occasioned by calling the loan, such as bringing suit and/or foreclosing on collateral. In this particular instance, the value of the collateral was deemed sufficient to cover the majority of the debt and the borrower met with the Board of Directors after the event of default to discuss her repayment plan. The Board determined that the borrower’s plan was feasible, and we extended the payment due date to the first quarter of 2008. We charged and collected the default rate of interest. The borrower made her full payment, bringing the loans current, on February 15, 2008.

Accordingly, the Company believes that a special discussion regarding conflicts of interest, either with respect to this borrower or related parties in general, is unnecessary. In its other risk factors, the Company has addressed the arrangements between the Company and its related parties, including loans, that may present conflicts of interest. The Company has, however, added a discussion to the section of the MD&A entitled “Comparison of Financial Condition at December 31, 2007 and 2006—Assets” of this borrower’s default, along with a discussion of the factors the Company considers when deciding whether to call a loan and pursue collection.

Response to Comment 4:

There is currently no indebtedness that is senior to the Series 3 Notes.

Securities and Exchange Commission
August 4, 2008

Response to Comment 5:

The statement that approximately 65% of the proceeds from the offering will be used to redeem previously-issued Series 3 and Series 4 Notes has become outdated. Rather, the Company now expects to use approximately 25% to 30% of the proceeds to redeem outstanding notes. The Company has already redeemed a substantial portion of its one-day and 30-day demand notes, and a large number of outstanding term notes were renewed when they matured.

Accordingly, the Company has revised the Registration Statement to reflect that it expects to use approximately 30% of the proceeds from this offering to redeem outstanding notes.

Response to Comment 6:

See response to Comment 5. The Company has added a statement to the risk factor entitled “We may incur substantially more debt as a result of this or future offerings.” to the effect that it may need to issue additional notes in the future to make payments under and/or redeem the notes sold in this offering.

Response to Comment 7:

The Company has revised the risk factor entitled “We do not set aside funds in a sinking fund to redeem the Notes and must rely on our revenues from operations and other sources for redemption.” and the risk factor entitled “Our One Day Demand Notes with checking account privileges allow those investors to redeem their investment with one day advance notice to KH Funding, which could increase the volatility of our cash position from time to time.” to address the staff’s comment and to clarify how the Company manages the risks associated with redemption privileges.

Response to Comment 8:

The Company has revised the risk factor to describe the order of distribution in the event the Company were to liquidate. There is no indebtedness senior to the Series 3 Notes.

Response to Comment 9:

The Company has added to the risk factor (i) that the Company does not believe this employee misappropriated any funds directly from the Company, (ii) how the Company discovered the alleged misappropriation, (iii) the steps the Company has taken to resolve this issue, and (iv) that the Company has instituted steps to minimize the risk that an employee will misappropriate funds in the future. The Company has addressed the staff’s other comments in the section of the Registration Statement entitled “OUR BUSINESS - Legal Proceedings”.

Securities and Exchange Commission
August 4, 2008

Response to Comment 10:

See response to Comment 27.

Response to Comment 11:

Because (i) a majority of the Company’s loans are “hard collateral loans”, (ii) all of the Company’s sub-prime loans are hard collateral loans, (iii) the amount of sub-prime loans in the Company’s portfolio is small, and (iv) this risk factor addresses how the Company underwrites hard collateral loans, the Company feels that a disclosure of the amount of sub-prime loans in this risk factor is not necessary and, in fact, could be confusing to the reader because it may appear to exaggerate the risk associated with the Company’s sub-prime loan portfolio. The Company notes that its sub-prime loans are already specifically addressed in the risk factor entitled “Some of the loans we make and acquire are sub-prime loans, which generally have higher delinquency and default rates than prime mortgage loans.” The Company has, however, revised this risk factor to clarify that hard collateral loans include sub-prime loans and has added a cross-reference to the sub-prime loan risk factor.

Response to Comment 12:

The Company has disclosed in the Registration Statement its observations with respect to the decline in the median sales prices of real estate in its principal markets.

Response to Comment 13:

The risk factor has been revised as requested.

Response to Comment 14:

The departure of Martin Angeli has not had, and is not expected to have, any material impact on the Company’s operations, so the Company does not believe that additional disclosure is warranted. Mr. Angeli was responsible primarily for acting as a liason between the Company and broker-dealers who might be interested in selling our Notes to the public, and the Company has not been able to sell its Notes into the public market since May 2006. The Company has established relationships with or gained contacts for the broker-dealers with whom Mr. Angeli had relationships. The Company believes that the other assets that Mr. Angeli brought to the table have been or can be obtained through other employees.

Securities and Exchange Commission
August 4, 2008

The Company has revised this risk factor to state that the loss of key personnel “could” have an adverse impact on operations rather than that such a loss “will” have an adverse impact on operations to make it clear that adverse impacts do not necessary flow from the departure of a member of management.

Response to Comment 15:

The risk factor has been revised as requested.

Response to Comment 16:

The risk factor has been revised to include a discussion of the steps that have been taken to mitigate the risk that employees will misappropriate funds. The Company believes that the misappropriation by its ex-employee did not expose any weaknesses in its controls. In this particular situation, assuming the allegations prove true, the employee breached his duties to the Company and to the investor by secretly misdirecting funds that were entrusted to him for credit to an investor’s account. Although a system of controls can minimize the risk of employee fraud once funds have been deposited into an investor’s account and entered on the books of the Company, the Company believes that no Company-implemented system of controls can prevent a fraud that is intended to conceal the receipt of funds, as was allegedly the case here. In this situation, only the ex-employee’s moral compass could have prevented the misappropriation. The Company issues monthly account statements to investors, and the Company relies on investors to review these statements and report irregularities. Accordingly, the Company believes that a discussion of the misappropriation is not relevant to this risk factor regarding weaknesses in internal controls.

Response to Comment 17:

The Company has not purchased any loans since the first quarter of 2007. Prior to that time, the Company’s business was primarily purchasing loans (80%) and originating loans (20%). Since this time, the Company’s business has been limited to funding existing lines of credit and draw-down type loans. The “Overview” section of the MD&A has been revised to explain the foregoing and to state that the Company intends to resume its pre-2007 operations once the Registration Statement is declared effective.

Securities and Exchange Commission
August 4, 2008

Response to Comment 18:

Although the Company certainly uses funds obtained from the sale of its investor notes from time to time to make payments under its outstanding investor notes, the primary purpose for issuing notes is not to pay off previously issued notes but to supplement funds necessary for operations in general (i.e., making and acquiring loans and satisfying debt obligations). The Company satisfies outstanding notes through a combination of funding sources, including funds received from loan payoffs, interest and other fee income generated on loans, and funds received from the sale of new notes. Generally, if redemption requests are less than loan payoffs, the Company uses loan payoff funds to pay off previously issued investor notes rather than proceeds of newly issued notes. The “Overview” section of the MD&A has been revised to reflect the foregoing.

Response to Comment 19:

The first paragraph has been revised to show the percentages for each source of cash listed.

Response to Comment 20:

The table has been revised.

Response to Comment 21:

The Company has revised this paragraph to clarify what it means by “more liquid, marketable loans.”

Response to Comment 22:

See response to Comment 5.

Response to Comment 23:

The Company has revised the section entitled “Our Business” of the Registration Statement to make it consistent with the discussion contained in the section entitled “Lending Activities”.

Response to Comment 24:

The Company has revised the Registration Statement to provide information with respect to the primary markets in which it makes or acquires loans and its observations with respect to price declines in these markets.

Response to Comment 25:

The Company has substantially revised the section of the Registration Statement entitled “Lending Activities” to clarify the scope of its lending activities and to update the information to reflect the current state of business and, in doing so, to address the staff’s Comments 25, 26, 27, 28.

Securities and Exchange Commission
August 4, 2008

Response to Comment 26:

The Company has revised the section entitled “Lending Activities” to provide more detailed discussion of the manner in which it underwrites loans for purchase.

Response to Comment 27:

The Company has revised the section of the Registration Statement entitled “Lending Activities” to address the staff’s comment.

Response to Comment 28:

The Company has revised the section of the Registration Statement entitled “Lending Activities” to address the staff’s comment.

Response to Comment 29:

The references to the SEC and to the receivership status of SBM have been deleted.

Response to Comment 30:

A discussion of this proceeding has been added.

Response to Comment 31:

The last sentence has been deleted.

Response to Comment 32:

The Company has revised the Director Compensation Table to reallocate the $4,000 earned by Mr. Connor as follows: $1,200 in director’s fees for attending four Board meetings and $2,800 for rendering accounting advice to the Company (included in “All Other Compensation”).

Response to Comment 33:

The Company’s Board of Directors held four meetings during 2007, and a quorum was present at each such meeting. A quorum requires the attendance of a majority of the Company’s directors. Messrs. Shapiro, Harris and Connor attended all four meetings, Mr. Breskow attended three meetings, and Mr. Feldman (now deceased) did not attend any of meetings.

Securities and Exchange Commission
August 4, 2008

Response to Comment 34:

Item 402 of Regulation S-B and Form S-1 call for compensation information for 2007 and 2006 for the Chief Executive Officer and the two most highly compensated executive officers other than the Chief Executive Officer who were serving as such as of December 31, 2007. These provisions also call for compensation information for any person for whom information would have been disclosed in the Summary Compensation Table but for the fact that he or she was not serving as an executive officer as of December 31, 2007. Notwithstanding this requirement, Instruction 1 to Item 402 provides that no information need be provided in the Summary Compensation Table for any executive officer who earned less than $100,000 for the last fiscal year, i.e., the year ended December 31, 2007, or who would have earned less than $100,000 had he or she been an executive officer as of the end of the last fiscal year, i.e., as of December 31, 2007. Thus, Mr. Parker’s compensation in 2006 (which was less than $100,000) is irrelevant to a determination of whether he is a “named executive officer” for purposes of the Summary Compensation Table. Rather, only compensation paid or earned in 2007 is relevant for purposes of determining the “named executive officers”.

No executive officer other than Mr. Harris received or earned total compensation for the year ended December 31, 2007 in excess of $100,000. Moreover, Mr. Angeli would not have earned in excess of $100,000 for 2007 had he been employed as of December 31, 2007. Accordingly, the Company believes that Mr. Harris is the only “named executive officer” for purposes of the Summary Compensation Table and that no compensation information for Mr. Parker or Mr. Angeli is required.

Response to Comment 35:

The table has been revised to show investor accounts opened and/or held by related parties. The terms of the Company’s Series 3 Notes with checking account privileges permit investors to periodically withdraw funds from or add funds to such accounts. Accordingly, it is not practicable for the Company to list specific activity dates other than the dates on which the accounts were established. The Company has also revised the table to identify the type of investor account.

Response to Comment 36:

AIG, or American Industry Group, is a company controlled by Solomon Kaspi. Mr. Kaspi’s name appears after “AIG” so that investors understand how AIG is related to the Company.

Securities and Exchange Commission
August 4, 2008

Response to Comment 37:

The Company believes that the knowledge qualifier is appropriate and should not be removed. Paragraph (a) of Item 403 of Regulation S-B requires disclosure regarding certain beneficial owners “known to the small business issuer to be the beneficial owner of more than five percent of any class of . . . voting securities.” Instruction 6 to Item 403 provides that the Company is responsible for “knowing the contents of” information statements filed by the covered persons and permits the Company to rely on such information statements unless “it knows or has reason to believe that the information is not complete or accurate.” Item 403 recognizes the fact that covered persons may engage in unreported transactions or transactions of which the Company otherwise has no knowledge. The Company’s disclosure in the Beneficial Ownership Table provides information to the best of its knowledge, and the Company believes this fact should be disclosed to investors.

Please contact the undersigned at (410) 576-4280 with any questions or comments.

Yours truly,

/s/ Andrew D. Bulgin

Andrew D. Bulgin